September 26, 2024

Frank Gomez
President
Neuralbase AI Ltd.
Calle 98 No.19 A - 79
AP 410 Localidad De Chapinero
Bogota CU 00000, Colombia

       Re: Neuralbase AI Ltd.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed September 11, 2024
           File No. 000-33325
Dear Frank Gomez:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No.1 to Registration Statement on Form 10-12G Filed September 11,
2024
Item 1. Description of Business, page 4

1. We note your amended disclosure in response to prior comment 2. Please revise to state that you are a development stage company, with limited active business operations, no revenues, and no assets. Additionally, we note that you have added the "Anticipated
       Financing Plan," which describes your plans to raise $250,000. Please revise to clearly state the amount needed to continue in business over the next 12 months.
2. We note your response to prior comment 3 and we reissue it. Please revise to clarify the current status of business operations, as your disclosure appears to describe the intended functions of your platform, but not current operations. For example, please disclose how many subscriptions or licenses you have sold to date, how many customers and/or users are currently using your MultiDoc.ai platform, how you integrate your product with cloud-based infrastructure (if any), and plans for further development of the platform and future operation(s), etc. Please refer to the specific disclosures required by Item 101(h) of
 September 26, 2024
Page 2

       Regulation S-K. To the extent you have any agreements with third parties, please summarize the material terms of such agreements and file them as exhibits. Refer to Item
       601(b)(10) of Regulation S-K.
3. We note your revised disclosure in response to prior comment 4. Please revise to remove the disclosure in the second sentence of the risk factor that states that you rely on copyright, trademark, and patent laws, as your revised disclosure states that you have not and likely will not rely on such protections. Also, revise further to explain the risks to your business if your intellectual property is not protected. Anticipated Financing Plan, page 5

4. Please revise to clearly state, if true, that you have no current ability to obtain financing to achieve this anticipated financing plan. Otherwise, please revise to state how you intend to obtain financing.
How Multidoc.AI Works, page 8

5. Please clarify whether the current Multidoc.ai platform uses any of the eight techniques/tools listed in this section. The disclosure here appears to be describing general
       AI functions, but does not necessarily speak to your current operations. If any of these functions are in use, please revise to provide more specific details and examples of each
       AI capability.
Employees, page 17

6. Please revise to state the current number of total employees and number of full-time employees. Refer to Item 101(h)(4)(xii).
Risk Factors, page 19

7. Please revise to include a risk factor that addresses the security of your customer's data, documents, proprietary information, etc. that is required to be uploaded to the Multidoc.ai platform in order to receive AI assistance.
We are dependent on our management team, page 25

8. We note your revised disclosure in response to prior comment 5 and we reissue in part.
       Please revise to explain specifically why you are dependent on the CEO, Frank Gomez, including his specific expertise and skills that you are reliant upon. Liquidity and Capital Resources, page 28

9. We note your response to prior comment 7, but do not see any responsive revised disclosure. As such, we reissue the comment. Please clearly state how long you can satisfy your cash requirements based upon cash on hand and revenues from operations and explain whether you will have to raise additional funds in the next twelve months. Please also include a reasonably detailed discussion of your ability to continue in existence as a going concern and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Please refer to
Item 303(a)(1) of
       Regulation S-K.
 September 26, 2024
Page 3
Item 3. Properties, page 30

10. We note your amended disclosure in response to comment 8. Please revise to add disclosure that addresses specific risks related to operating in Colombia, if any.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 32

11. We note your response to prior comment 10 and we reissue it. Please revise to disclose the transaction between the company and Frank Gomez/Grupo FG SAS that resulted in
       Frank Gomez becoming the President and Chief Executive Officer of the company.
       Additionally, it appears that Fred Schiemann and Henry Manayan became greater than
       5% shareholders of common stock based on transaction(s) with the company. Please add such transactions to this disclosure as well. Please refer to Item 404(d) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 130.03.
Item 10. Recent Sales of Unregistered Securities, page 33

12. We note your amended disclosure in response to prior comment 12. Please revise to include the required disclosure for the common stock and Class B common stock issued to
       Fred Schiemann and Health and Hope, LLC, respectively, and the common stock issued to Henry Manayan.
Consolidated Statements of Cash Flows, page F-4

13. Please ensure the net loss for the six months ended June 30, 2024 agrees with the net loss for the same period reported in the statements of operations.
General

14. We note your references to your senior management team and board of directors. Please revise throughout to clarify, if true, that Frank Gomez is the sole officer and director of the company at this time.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services